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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

TRIBUNE COMPANY
(Name of Subject Company (Issuer))

TRIBUNE COMPANY
(Issuer)

Common Stock, Par Value $0.01 Per Share
(including the associated Preferred Share Purchase Rights)
(Title of Class of Securities)

896047 10 7
(CUSIP Number of Class of Securities)

Crane H. Kenney
Senior Vice President,
General Counsel and Secretary
Tribune Company
435 North Michigan Avenue
Chicago, Illinois 60611
(312) 222-9100
(Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies to:

Steven A. Rosenblum Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000	Thomas A. Cole Larry A. Barden Sidley Austin LLP One South Dearborn Street Chicago, Illinois 60603 (312) 853-7000	Charles W. Mulaney, Jr, Richard C. Witzel, Jr. Skadden, Arps, Slate, Meagher & Flom, LLP 333 West Wacker Dr. Chicago, Illinois 60606 (312) 407-0700

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$4,284,000,000	$131,519
*
Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of 126,000,000 shares of common stock at a price of $34.00 per share.

**
The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $30.70 per million of the value of the transaction.

        ☐    Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

        ☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes below to designate any transaction to which the statement relates:

        ☐    third party tender offer subject to Rule 14d-1.

        ☒    issuer tender offer subject to Rule 13e-4.

        ☒    going private transaction subject to Rule 13e-3.

        ☐    amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

INTRODUCTION

        This Tender Offer Statement and Rule 13e-3 Transaction Statement is being filed under cover of Schedule TO in connection with the Agreement and Plan of Merger, dated as of April 1, 2007 (the "Merger Agreement"), by and among Tribune Company, a Delaware Corporation (the "Company"), GreatBanc Trust Company, not in its individual or corporate capacity, but solely as trustee of the Tribune Employee Stock Ownership Trust, which forms a part of the Tribune Employee Stock Ownership Plan (the "ESOP"), Tesop Corporation, a Delaware corporation wholly owned by the ESOP ("Merger Sub") and, for limited purposes, EGI-TRB, L.L.C., a Delaware limited liability company wholly owned by a trust established for the benefit of Samuel Zell and his family. In connection with the Merger Agreement, the Company is offering to purchase up to 126,000,000 shares of its common stock, par value $0.01 per share, including the associated preferred share purchase rights (the "rights") issued under the Rights Agreement, dated as of December 12, 1997, as amended, between the Company and Computershare Trust Company, N.A. (as successor to First Chicago Trust Company of New York), as Rights Agent, at a price of $34.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 25, 2007, a copy of which is attached hereto as Exhibit (a)(1)(A) (the "Offer to Purchase"), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(1)(B) (the "Letter of Transmittal," which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the "Tender Offer"). The information contained in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO, as more particularly described below.

Item 1. Summary Term Sheet.

        The information set forth under "Summary Term Sheet" in the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information.

  (a)
  The name of the issuer is Tribune Company, a Delaware corporation, and the address of its principal executive office is 435 North Michigan Avenue, Chicago, Illinois 60611. The telephone number of its principal executive office is (312) 222-9100.

  (b)
  The information set forth in the Offer to Purchase under "Introduction" is incorporated herein by reference.

  (c)
  The information set forth in the Offer to Purchase under "The Tender Offer—Price Range of the Shares/Dividends" is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

  (a)
  The Company and the ESOP are the filing persons. The Company's address and telephone number are set forth in Item 2(a) above. The ESOP's address is c/o GreatBanc Trust Company, 1301 West 22nd Street, Suite 702, Oak Brook, Illinois 60523 and its telephone number is (530) 572-5121 or (630) 572-5120.

        The information set forth in the Offer to Purchase under "The Tender Offer—Information About Tribune Company" and under Schedule I to this Schedule TO is incorporated by reference.

Item 4. Terms of the Transaction.

  (a)
  The following sections of the Offer to Purchase contain a description of the material terms of the transaction and are incorporated herein by reference:

•
"Summary Term Sheet";

•
"Introduction";

•
"Special Factors";

•
"The Tender Offer—Terms of the Tender Offer";

•
"The Tender Offer—Procedures for Tendering Shares";

•
"The Tender Offer—Withdrawal Rights";

•
"The Tender Offer—Purchase of Shares and Payment of Purchase Price";

•
"The Tender Offer—Conditional Tender of Shares";

•
"The Tender Offer—Conditions of the Tender Offer";

•
"The Tender Offer—Source and Amount of Funds";

•
"The Tender Offer—Certain Financial Information";

•
"The Tender Offer—Information About Tribune Company";

•
"The Tender Offer—Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares";

•
"The Tender Offer—United States Federal Income Tax Consequences"; and

•
"The Tender Offer—Extension of the Tender Offer; Termination; Amendment".

(b)
The information in the Offer to Purchase under "Introduction"; "The Tender Offer—Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares"; and "The Tender Offer—Information About Tribune Company—Certain Relationships and Related Transactions" is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

  (e)
  The information set forth in the Offer to Purchase under "Special Factors—The Merger Agreement"; "Special Factors—The Securities Purchase Agreements"; "Special Factors—Other Transaction Agreements"; "Special Factors—Background of the Transactions"; "The Tender Offer—Interest of Directors and Executive Officers"; "Transactions and Arrangements Concerning the Shares"; and "The Tender Offer—Information About Tribune Company—Certain Relationships and Related Transactions" is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

  (a)
  The information set forth in the Offer to Purchase under "Special Factors—Reasons for and Fairness of the Transactions; Recommendations of the Special Committee and the Board" is incorporated herein by reference.

  (b)
  The information set forth in the Offer to Purchase under "Special Factors—Certain Effects of the Transactions" is incorporated herein by reference.

  (c)
  (1)—(c)(10)     The information set forth in the Offer to Purchase under "Special Factors" is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

  (a)
  The information set forth in the Offer to Purchase under "The Tender Offer—Source and Amount of Funds" is incorporated herein by reference.

  (b)
  The information set forth in the Offer to Purchase under "The Tender Offer—Conditions of the Tender Offer" is incorporated herein by reference.

  (d)
  The information set forth in the Offer to Purchase under "The Tender Offer—Source and Amount of Funds" and "Special Factors—Financing Commitments" is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

  (a)
  The information set forth in the Offer to Purchase under "The Tender Offer—Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" is incorporated herein by reference.

  (b)
  The information set forth in the Offer to Purchase under "Special Factors—The Securities Purchase Agreements" and "The Tender Offer—Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares—Recent Securities Transactions" is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

        The information set forth in the Offer to Purchase under "The Tender Offer—Fees and Expenses" is incorporated herein by reference.

Item 10. Financial Statements.

        The information set forth in the Offer to Purchase under "The Tender Offer—Certain Financial Information" is incorporated herein by reference.

Item 11. Additional Information.

  (a)
  The information set forth in the Offer to Purchase under "Special Factors—Certain Effects of the Transactions"; "The Tender Offer—Certain Financial Information"; "The Tender Offer—Information About Tribune Company"; "The Tender Offer—Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares"; and "The Tender Offer—Legal Matters; Regulatory Approvals" is incorporated herein by reference.

  (b)
  The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference.

Item 12. Exhibits.

(a)(1)(A)*	Offer to Purchase, dated April 25, 2007.
(a)(1)(B)*	Letter of Transmittal including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(C)*	Notice of Guaranteed Delivery.
(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated April 25, 2007.
(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated April 25, 2007.
(a)(1)(F)*	Form of Summary Advertisement, dated April 25, 2007.
(a)(1)(G)*	Form of Letter From Tribune Company to Participants in the Tribune Company Employee Stock Purchase Plan, dated April 25, 2007.
(a)(1)(H)*	Form of Letter From the Northern Trust Company to Participants in the Tribune Company Retirement Plans, dated April 25, 2007.
(a)(5)(A)*	First Amended Complaint filed in the Superior Court of California, Los Angeles County, captioned Garamella v. FitzSimons, et al., Case No. BC362110, filed on April 4, 2007.

(a)(5)(B)*	Complaint filed in the Chancery Division of the Circuit Court of Cook County, Illinois, captioned Simpson v. Tribune Co., et al., Case No. 07CH9519, filed on April 5, 2007.
(a)(2)	Not Applicable.
(a)(3)	Not Applicable.
(a)(4)	Not Applicable.
(b)(1)(A)	Amended and Restated First Step Commitment Letter, dated as of April 5, 2007, by and among Tribune Company, J.P. Morgan Securities Inc., JPMorgan Chase Bank, N.A., Merrill Lynch Capital Corporation, Citigroup Global Markets Inc., Banc of America Securities LLC and Bank of America, N.A., incorporated by reference to Exhibit 10.10 of the Company's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 5, 2007.
(b)(1)(B)	Amended and Restated Second Step Commitment Letter, dated as of April 5, 2007, by and among Tribune Company, J.P. Morgan Securities Inc., JPMorgan Chase Bank, N.A., Merrill Lynch Capital Corporation, Citigroup Global Markets Inc., Banc of America Securities LLC, Banc of America Bridge LLC and Bank of America, N.A., incorporated by reference to Exhibit 10.11 of the Company's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 5, 2007.
(b)(2)(A)*	Exhibit A to Amended and Restated First Step Commitment Letter, dated as of April 5, 2007, by and among Tribune Company, J.P. Morgan Securities Inc., JPMorgan Chase Bank, N.A., Merrill Lynch Capital Corporation, Citigroup Global Markets Inc., Banc of America Securities LLC and Bank of America, N.A.
(b)(2)(B)*	Exhibit A to Amended and Restated Second Step Commitment Letter, dated as of April 5, 2007, by and among Tribune Company, J.P. Morgan Securities Inc., JPMorgan Chase Bank, N.A., Merrill Lynch Capital Corporation, Citigroup Global Markets Inc., Banc of America Securities LLC, Banc of America Bridge LLC and Bank of America, N.A.
(c)(1)*	Opinion of Morgan Stanley & Co. Incorporated, dated April 1, 2007 (included as Annex I to this Statement).
(c)(2)*	Opinion of Merrill Lynch & Co., dated April 1, 2007 (included as Annex II to this Statement).
(c)(3)*	Excerpt from financial analysis presentation materials, dated February 12, 2007, prepared by Merrill Lynch & Co. and Citigroup Global Markets Inc., for the Committee of Independent Directors of the Board of Directors of Tribune.
(c)(4)*	Excerpt from financial analysis presentation materials, dated February 24, 2007, prepared by Merrill Lynch & Co. and Citigroup Global Markets Inc., for the Committee of Independent Directors of the Board of Directors of Tribune.
(c)(5)*	Financial analysis presentation materials, dated March 21, 2007, prepared by Merrill Lynch & Co. and Citigroup Global Markets Inc., for the Committee of Independent Directors of the Board of Directors of Tribune.
(c)(6)*	Financial analysis presentation materials, dated March 30, 2007, prepared by Merrill Lynch & Co. and Citigroup Global Markets Inc., for the Committee of Independent Directors of the Board of Directors of Tribune.
(c)(7)*	Financial analysis presentation materials, dated March 21, 2007, prepared by Morgan Stanley & Co. Incorporated, for the Committee of Independent Directors of the Board of Directors of Tribune.
(c)(8)*	Financial analysis presentation materials, dated March 30, 2007, prepared by Morgan Stanley & Co. Incorporated, for the Committee of Independent Directors of the Board of Directors of Tribune.
(c)(9)*	Financial analysis presentation materials, dated March 30, 2007, prepared by Morgan Stanley & Co. Incorporated, for the Committee of Independent Directors of the Board of Directors of Tribune.

(c)(10)*	Financial analysis presentation materials, dated April 1, 2007, prepared by Morgan Stanley & Co. Incorporated, for the Committee of Independent Directors of the Board of Directors of Tribune.
(d)(1)	Agreement and Plan of Merger, dated as of April 1, 2007, by and among Tribune Company, Tesop Corporation, GreatBanc Trust Company, not in its individual or corporate capacity, but solely as trustee of the Tribune Employee Stock Ownership Trust, which forms a part of the Tribune Employee Stock Ownership Plan and EGI-TRB, L.L.C. (solely for the limited purposes of Section 8.12 thereof), incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 5, 2007.
(d)(2)	Registration Rights Agreement, dated as of April 1, 2007, by and among Tribune Company, EGI-TRB, L.L.C. and GreatBanc Trust Company, not in its individual or corporate capacity, but solely as trustee of the Tribune Employee Stock Ownership Trust, which forms a part of the Tribune Employee Stock Ownership Plan, incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 5, 2007.
(d)(3)	Registration Rights Agreement, dated as of April 1, 2007, by and between Tribune Company and each of Chandler Trust No. 1 and Chandler Trust No. 2, incorporated by reference to Exhibit 4.2 of the Company's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 5, 2007.
(d)(4)	Securities Purchase Agreement, dated as of April 1, 2007, by and among Tribune Company, EGI-TRB, L.L.C. and Samuel Zell, incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 5, 2007.
(d)(5)	Form of Subordinated Exchangeable Promissory Note of Tribune Company, incorporated by reference to Exhibit 10.3 of the Company's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 5, 2007.
(d)(6)	Form of Subordinated Promissory Note of Tribune Company, incorporated by reference to Exhibit 10.4 of the Company's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 5, 2007.
(d)(7)	Form of Warrant Agreement, incorporated by reference to Exhibit 10.5 of the Company's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 5, 2007.
(d)(8)	ESOP Purchase Agreement, dated as of April 1, 2007, by and between Tribune Company and GreatBanc Trust Company, not in its individual or corporate capacity, but solely as trustee of the Tribune Employee Stock Ownership Trust, a separate trust created under the Tribune Employee Stock Ownership Plan, incorporated by reference to Exhibit 10.6 of the Company's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 5, 2007.
(d)(9)	ESOP Loan Agreement, dated as of April 1, 2007, by and between Tribune Company and GreatBanc Trust Company, not in its individual or corporate capacity, but solely as trustee of the Tribune Employee Stock Ownership Trust, which implements and forms a part of the Tribune Employee Stock Ownership Plan, incorporated by reference to Exhibit 10.7 of the Company's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 5, 2007.
(d)(10)	ESOP Note, dated as of April 1, 2007, executed by GreatBanc Trust Company, not in its individual or corporate capacity, but solely in its capacity as trustee of the Tribune Employee Stock Ownership Trust, which implements and forms a part of the Tribune Employee Stock Ownership Plan in favor of Tribune Company, incorporated by reference to Exhibit 10.8 of the Company's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 5, 2007.

(d)(11)	ESOP Pledge Agreement, dated as of April 1, 2007, between the Company and GreatBanc Trust Company, not in its individual or corporate capacity but solely in its capacity as trustee of the Tribune Employee Stock Ownership Trust which forms a part of the Tribune Employee Stock Ownership Plan, incorporated by reference to Exhibit 10.9 of the Company's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 5, 2007.
(d)(12)	Investor Rights Agreement, dated as of April 1, 2007, by and among Tribune Company, EGI-TRB, L.L.C. and GreatBanc Trust Company, not in its individual or corporate capacity, but solely as trustee of the Tribune Employee Stock Ownership Trust, which forms a part of the Tribune Employee Stock Ownership Plan, incorporated by reference to Exhibit 10.12 of the Company's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 5, 2007.
(d)(13)	Voting Agreement, dated as of April 1, 2007, by and among Tribune Company, and each of Chandler Trust No. 1 and Chandler Trust No. 2, incorporated by reference to Exhibit 10.13 of the Company's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 5, 2007.
(d)(14)	Tribune Employee Stock Ownership Plan, incorporated by reference to Exhibit 10.14 of the Company's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 5, 2007.
(d)(15)	Tribune Employee Stock Ownership Trust, dated April 1, 2007, by and between Tribune Company and GreatBanc Trust Company, not in its individual or corporate capacity, but solely as trustee of the Tribune Employee Stock Ownership Trust, incorporated by reference to Exhibit 10.15 of the Company's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 5, 2007.
(d)(16)	Rights Agreement between Tribune Company and First Chicago Trust Company of New York, as Rights Agent, dated as of December 12, 1997, incorporated by reference from Exhibit 4.1 of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 1 to Current Report on Form 8-K, dated December 12, 1997.
(d)(17)	Amendment No. 1, dated as of June 12, 2000, to the Rights Agreement between Tribune Company and First Chicago Trust Company of New York, as Rights Agent, incorporated by reference from Exhibit 4.1 of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 4.1 to Current Report on Form 8-K, dated June 12, 2000.
(d)(18)	Amendment No. 2, dated as of September 21, 2006, to the Rights Agreement between Tribune Company and Computershare Trust Company, N.A. (formerly known as EquiServe Trust Company, N.A., formerly known as First Chicago Trust Company of New York), as Rights Agent, incorporated by reference from Exhibit 4.1 to Current Report on Form 8-K, dated September 21, 2006.
(d)(19)	Amendment No. 3, dated as of April 1, 2007, to the Rights Agreement between Tribune Company and Computershare Trust Company, N.A. (formerly known as EquiServe Trust Company, N.A., formerly known as First Chicago Trust Company of New York), as Rights Agent, as amended by Amendment No. 1, dated as of June 12, 2000, and Amendment No. 2, dated as of September 21, 2006, incorporated by reference to Exhibit 4.3 of the Company's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 5, 2007.

(d)(20)	Tribune Company Supplemental Retirement Plan, as amended and restated October 18, 2006, incorporated by reference from Exhibit 10.1 of the Company's Form 10-K for the fiscal year ended December 31, 2006, as filed with the Securities and Exchange Commission on February 26, 2007, incorporating by reference from Exhibit 10.3 to Current Report on Form 8-K, dated October 18, 2006.
(d)(21)	Tribune Company Directors' Deferred Compensation Plan, as amended and restated effective as of January 1, 2005, incorporated by reference from Exhibit 10.2 of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.2 to Current Report on Form 8-K, dated December 22, 2005.
(d)(22)	The Times Mirror Company Deferred Compensation Plan for Non-Employee Directors, incorporated by reference from Exhibit 10.3 of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.7 to The Times Mirror Company's Annual Report on Form 10-K as filed March 29, 1995.
(d)(23)	Tribune Company Bonus Deferral Plan, as amended and restated as of October 18, 2006, incorporated by reference from Exhibit 10.4 of the Company's Form 10-K for the fiscal year ended December 31, 2006, as filed with the Securities and Exchange Commission on February 26, 2007, incorporating by reference from Exhibit 10.1 to Current Report on Form 8-K, dated October 18, 2006.
(d)(24)	Tribune Company 1992 Long-Term Incentive Plan, effective as of April 29, 1992, as amended April 19, 1994, incorporated by reference from Exhibit 10.5 of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.11 to Annual Report on Form 10-K as filed March 22, 1995.
(d)(25)	First Amendment to Tribune Company 1992 Long-Term Incentive Plan, effective October 24, 2000, incorporated by reference from Exhibit 10.5a of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.6a to Annual Report on Form 10-K as filed March 27, 2001.
(d)(26)	Tribune Company Executive Financial Counseling Plan, effective October 19, 1988, as amended January 1, 1994, incorporated by reference from Exhibit 10.6 of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.13 to Annual Report on Form 10-K as filed March 23, 1994.
(d)(27)	Tribune Company Transitional Compensation Plan for Executive Employees, amended and restated effective as of July 19, 2006, incorporated by reference from Exhibit 10.7 of the Company's Form 10-K for the fiscal year ended December 31, 2006, as filed with the Securities and Exchange Commission on February 26, 2007.
(d)(28)	Tribune Company Supplemental Defined Contribution Plan, as amended and effective as of October 18, 2006, incorporated by reference from Exhibit 10.8 of the Company's Form 10-K for the fiscal year ended December 31, 2006, as filed with the Securities and Exchange Commission on February 26, 2007, incorporating by reference from Exhibit 10.2 to Current Report on Form 8-K, dated October 18, 2006.
(d)(29)	Tribune Company Employee Stock Purchase Plan, as amended and restated July 27, 1999, incorporated by reference from Exhibit 10.9 of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.10 to Annual Report on Form 10-K as filed March 16, 2000.

(d)(30)	First Amendment to Tribune Company Employee Stock Purchase Plan, as amended and restated July 27, 1999, incorporated by reference from Exhibit 10.9a of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.10a to Quarterly Report on Form 10-Q for the quarter ended September 24, 2000.
(d)(31)	Second Amendment to Tribune Company Employee Stock Purchase Plan, effective as of May 7, 2002, incorporated by reference from Exhibit 10.9b of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.8b to Annual Report on Form 10-K as filed March 12, 2003.
(d)(32)	Tribune Company 1995 Non-employee Director Stock Option Plan, as amended and restated effective December 9, 2003, incorporated by reference from Exhibit 10.10 of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.9 to Annual Report on Form 10-K as filed February 27, 2004.
(d)(33)	Tribune Company 1996 Non-employee Director Stock Compensation Plan, as amended and restated effective January 1, 2005, incorporated by reference from Exhibit 10.11 of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.4 to Current Report of Form 8-K dated December 22, 2005.
(d)(34)	Tribune Company Incentive Compensation Plan, as amended and restated effective May 12, 2004, incorporated by reference from Exhibit 10.12 of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.1 to Quarterly Report on Form 10-Q for the quarter ended June 27, 2004.
(d)(35)	Form of Notice of Grant and Stock Option Term Sheet, incorporated by reference from Exhibit 10.12a of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.1 to Current Report on Form 8-K dated February 11, 2005.
(d)(36)	Form of Restricted Stock Unit Award Notice, incorporated by reference from Exhibit 10.12b of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.1 to Current Report on Form 8-K dated February 21, 2006.
(d)(37)	The Times Mirror Company 1997 Directors Stock Option Plan, incorporated by reference from Exhibit 10.13 of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.15 to The Times Mirror Company's Annual Report on Form 10-K as filed March 18, 1997.
(d)(38)	Limited Liability Company Agreement of TMCT, LLC, dated August 8, 1997, incorporated by reference from Exhibit 10.14 of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.1 to The Times Mirror Company's Current Report on Form 8-K, dated August 8, 1997.
(d)(39)	Lease Agreement between TMCT, LLC and Times Mirror, dated August 8, 1997, incorporated by reference from Exhibit 10.15 of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.4 to The Times Mirror Company's Current Report on Form 8-K, dated August 8, 1997.

(d)(40)	Amended and Restated Limited Liability Company Agreement of TMCT II, LLC, dated September 3, 1999, incorporated by reference from Exhibit 10.16 of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.1 to The Times Mirror Company's Current Report on Form 8-K, dated September 3, 1999.
(d)(41)	First Amendment to Amended and Restated Limited Liability Agreement of TMCT II, LLC, dated as of August 14, 2000, incorporated by reference from Exhibit 10.16a of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.17a to Annual Report on Form 10-K as filed March 27, 2001.
(d)(42)	Second Amendment to Amended and Restated Limited Liability Agreement of TMCT II, LLC, dated as of August 1, 2002, incorporated by reference from Exhibit 10.16a of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.14b to Annual Report on Form 10-K, as filed March 12, 2003.
(f)	Not Applicable.
(g)	Not Applicable.
(h)	Not Applicable.

*
Filed herewith.

Item 13. Additional Information Required by Schedule 13E-3.

Schedule 13E-3, Item 2. Subject Company Information.

  (d)
  The information set forth in the Offer to Purchase under "The Tender Offer—Price Range of the Shares/Dividends" is incorporated herein by reference.

  (e)
  The information set forth in the Offer to Purchase under "The Tender Offer—Information About Tribune Company—Prior Public Offerings" is incorporated herein by reference.

  (f)
  The information set forth in the Offer to Purchase under "The Tender Offer—Information About Tribune Company—Company Common Stock Repurchases" is incorporated herein by reference.

Schedule 13E-3, Item 3. Identity and Background of Filing Person.

  (b)
  The information set forth in the Offer to Purchase under "The Tender Offer—Information About Tribune Company" and "The Tender Offer—Information About the ESOP" incorporated herein by reference.

  (c)
  The information set forth in Schedule I to this Schedule TO is incorporated herein by reference.

Schedule 13E-3, Item 4. Terms of the Transaction.

  (c)
  Not applicable.

  (d)
  The information in the Offer to Purchase under "The Tender Offer—Terms of the Tender Offer—Appraisal Rights" is incorporated herein by reference.

  (e)
  No provisions have been made to grant unaffiliated security holders access to the corporate files of the filing persons or to obtain counsel or appraisal services at the expense of the Company.

  (f)
  Not applicable.

Schedule 13E-3, Item 5. Past Contacts, Transactions, Negotiations and Agreements.

  (a)
  The information set forth in the Offer to Purchase under "Special Factors—Background of the Transactions"; "Special Factors—Interest of Directors and Executive Officers"; "The Tender Offer—Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares"; "The Tender Offer—Information About Tribune Company—Certain Relationships and Related Transactions" and "The Tender Offer—Information About Tribune Company—Significant Events" is incorporated herein by reference.

  (b)
  The information set forth in the Offer to Purchase under "Special Factors—Background of the Transactions" and "The Tender Offer—Information About Tribune Company—Certain Relationships and Related Transactions" is incorporated herein by reference.

  (c)
  The information set forth in the Offer to Purchase under "Special Factors—Background of the Transactions"; "The Tender Offer—Information About Tribune Company—Certain Relationships and Related Transactions" and "The Tender Offer—Information About Tribune Company—Significant Events" is incorporated herein by reference.

Schedule 13E-3, Item 6. Purposes of the Transaction and Plans or Proposals.

  (a)
  The information set forth in the Offer to Purchase under "Special Factors—Certain Effects of the Transactions" and "Special Factors—Reasons for and Fairness of the Transactions; Recommendations of the Special Committee and the Board" is incorporated herein by reference.

  (c)
  (8)  The information set forth in the Offer to Purchase under "Special Factors—Certain Effects of the Transactions" is incorporated herein by reference.

Schedule 13E-3, Item 7. Purposes, Alternatives, Reasons and Effects.

  (a)
  The information set forth in the Offer to Purchase under "Special Factors—Reasons for and Fairness of the Transactions; Recommendations of the Special Committee and the Board" is incorporated herein by reference.

  (b)
  The information set forth in the Offer to Purchase under "Special Factors—Background of the Transactions" and "Special Factors—Reasons for and Fairness of the Transactions; Recommendations of the Special Committee and the Board" is incorporated herein by reference.

  (c)
  The information set forth in the Offer to Purchase under "Special Factors—Background of the Transactions" and "Special Factors—Reasons for and Fairness of the Transactions; Recommendations of the Special Committee and the Board" is incorporated herein by reference.

  (d)
  The information set forth in the Offer to Purchase under "Special Factors—Certain Effects of the Transactions"; "Special Factors—United States Federal Income Tax Consequences"; "The Tender Offer—Information About Tribune Company"; and "The Tender Offer—United States Federal Income Tax Consequences" is incorporated herein by reference.

Schedule 13E-3, Item 8. Fairness of Transaction.

  (a)
  The information set forth in the Offer to Purchase under "Special Factors—Reasons for and Fairness of the Transactions; Recommendations of the Special Committee and the Board"; "Special Factors—Opinion of the Special Committee's Financial Advisor" and "Special

    Factors—Opinion of the Company's Financial Advisor"; and "Special Factors—Position of the ESOP as to Fairness" is incorporated herein by reference.

  (b)
  The information set forth in the Offer to Purchase under "Special Factors—Reasons for and Fairness of the Transactions; Recommendations of the Special Committee and the Board"; "Special Factors—Opinion of the Special Committee's Financial Advisor" and "Special Factors—Opinion of the Company's Financial Advisor"; and "Special Factors—Position of the ESOP as to Fairness" is incorporated herein by reference.

  (c)
  No vote or approval of holders of Company Common Stock is required under applicable law in connection with the Tender Offer. The Company's stockholders will be asked to vote on the Merger Agreement (as defined in the Offer to Purchase) at a duly called meeting of stockholders. The affirmative vote of holders of a majority of the outstanding Company Common Stock is required to approve the Merger Agreement and the Merger.

  (d)
  The information set forth in the Offer to Purchase under "Special Factors—Background of the Transactions" is incorporated herein by reference.

  (e)
  The information set forth in the Offer to Purchase under "Special Factors—Reasons for and Fairness of the Transactions; Recommendations of the Special Committee and the Board" is incorporated herein by reference.

  (f)
  The information set forth in the Offer to Purchase under "Special Factors—Background of the Transactions" is incorporated herein by reference.

Schedule 13E-3, Item 9. Reports, Opinions, Appraisals and Negotiations.

  (a)
  The information set forth in the Offer to Purchase under "Special Factors—Opinion of the Special Committee's Financial Advisor"; "Special Factors—Opinion of the Company's Financial Advisors"; "Special Factors—Reports of the Special Committee's Financial Advisor"; and "Special Factors—Reports of the Company's Financial Advisors" are incorporated herein by reference.

  (b)
  The information set forth in the Offer to Purchase under "Special Factors—Opinion of the Special Committee's Financial Advisor"; "Special Factors—Opinion of the Company's Financial Advisors"; "Special Factors—Reports of the Special Committee's Financial Advisor"; and "Special Factors—Reports of the Company's Financial Advisors" are incorporated herein by reference.

  (c)
  The materials attached as exhibits (c)(1), (c)(2), (c)(3), (c)(4), (c)(5), (c)(6), (c)(7), (c)(8), (c)(9) and (c)(10) to the Offer to Purchase are incorporated herein by reference. Such materials will be made available for inspection and copying at the principal executive offices of the subject company during its regular business hours by any interested equity security holder of the company or representative who has been so designated in writing.

Schedule 13E-3, Item 10. Source and Amounts of Funds or Other Consideration.

  (c)
  The information set forth in the Offer to Purchase under "The Tender Offer—Fees and Expenses" is incorporated herein by reference.

Schedule 13E-3, Item 12. The Solicitation or Recommendation.

  (d)
  The information set forth in the Offer to Purchase under "The Tender Offer—Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" is incorporated herein by reference.

  (e)
  The information set forth in the Offer to Purchase under "Special Factors—Reasons for and Fairness of the Transactions; Recommendations of the Special Committee and the Board" is incorporated herein by reference.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 25, 2007	TRIBUNE COMPANY
	By:	/s/ CRANE H. KENNEY Name: Crane H. Kenney Title: Senior Vice President, General Counsel and Secretary

SCHEDULE I

  Tribune Company

        The names of each of the members of Tribune Company's Board of Directors and each of Tribune Company's executive officers and their business experience and principal positions held during the past five years are set forth below. The business address and telephone number of each of the below directors or executive officers is c/o Tribune Company, 435 North Michigan Avenue, Chicago, Illinois 60611; telephone number (312) 222-9100.

        During the past five years, none of the persons described below or the Tribune Company has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws. Each person identified below is a United States citizen.

  Directors

        Jeffrey Chandler.    President and Chief Executive Officer of Chandler Ranch Co., one of the largest growers of avocados in California, since 1984. Director since 2000.

        Dennis J. FitzSimons.    Chairman (since January 2004), Chief Executive Officer (since January 2003), President (since July 2001), Chief Operating Officer (from July 2001 until December 2002) and Executive Vice President (from January 2000 until July 2001) of Tribune Company; President of Tribune Broadcasting Company, a subsidiary of Tribune Company, from May 1997 until January 2003. Director since 2000.

        Roger Goodan.    Consultant to various global energy services firms, since December 2001; Vice President of Schlumberger Oilfield Services, a services and technology supplier to the international petroleum industry, from December 2000 until his retirement in December 2001; executive in operations, engineering and finance positions throughout Schlumberger from 1973 until December 2000. Director of Hydril Company. Director since 2000.

        Enrique Hernandez, Jr.    Chairman and Chief Executive Officer of Inter-Con Security Systems, Inc., an international provider of high-end security and facility support services to government, utilities and industrial customers, since 1986; Co-founder and principal partner of Interspan Communications, a television broadcasting company serving Spanish-speaking audiences, since 1998. Director of McDonald's Corporation and Wells Fargo & Company. Director and Chairman of Nordstrom, Inc. Director since 2001.

        Betsy D. Holden.    President-Global Marketing and Category Development of Kraft Foods Inc., a food business unit of Altria Group Inc., from January 2004 through June 2005; Co-Chief Executive Officer of Kraft Foods Inc. from March 2001 until December 2003; President and Chief Executive Officer of Kraft Foods North America from May 2000 until December 2003. Director of Western Union Company. Director since 2002.

        Robert S. Morrison.    Interim Chairman and Chief Executive Officer of 3M Company, a diversified technology company, from June 2005 until December 2005. Vice Chairman of PepsiCo, Inc., a processor of packaged foods and beverages, and Chairman of PepsiCo Beverages and Foods North America from August 2001 until his retirement in February 2003; Chairman, President and Chief Executive Officer of The Quaker Oats Company from October 1997 until its merger with PepsiCo in August 2001. Director of 3M Company, Aon Corporation and Illinois Tool Works, Inc. Director since 2001.

        William A. Osborn.    Chairman and Chief Executive Officer of Northern Trust Corporation, a multibank holding company, and its principal subsidiary, The Northern Trust Company, since October 1995. Director of Caterpillar Inc. and Northern Trust Corporation. Director since 2001.

        J. Christopher Reyes.    Chairman of Reyes Holdings, LLC, a food and beverage distribution company, since 1997. Director of The Allstate Corporation and Wintrust Financial Corporation. Director since 2005.

        William Stinehart, Jr.    Partner in the law firm of Gibson, Dunn & Crutcher LLP from 1977 until his retirement in December 2004. Director since 2000.

        Dudley S. Taft.    President and Director of Taft Broadcasting Company, an investor in media and entertainment companies, since 1987. Director of Duke Energy Corporation, Fifth Third Bancorp and UNIFI Mutual Holding Company. Director since 1996.

        Miles D. White.    Chairman and Chief Executive Officer of Abbott Laboratories, a broad-based medical products and pharmaceutical company, since 1999. Chairman of the Federal Reserve Bank of Chicago. Director of Abbott Laboratories and Motorola, Inc. Director since 2005.

  Executive Officers

        Dennis J. FitzSimons.    Chairman (since January 2004), Chief Executive Officer (since January 2003) and President (since July 2001); Chief Operating Officer from July 2001 until December 2002; Executive Vice President from January 2000 until July 2001; President of Tribune Broadcasting Company* from May 1997 until January 2003.

        Donald C. Grenesko.    Senior Vice President/Finance and Administration.

        Crane H. Kenney.    Senior Vice President, General Counsel and Secretary.

        Timothy J. Landon.    President of Tribune Interactive, Inc.* since March 2004; President of Tribune Classified* from June 2000 until March 2004.

        Thomas D. Leach.    Senior Vice President/Development since February 2005; Vice President/Development from February 2004 until February 2005; Vice President and Chief Financial Officer of Tribune Broadcasting Company* from March 2001 until January 2004.

        Luis E. Lewin.    Senior Vice President/Human Resources.

        R. Mark Mallory.    Vice President and Controller.

        Ruthellyn Musil.    Senior Vice President/Corporate Relations since February 2004; Vice President/Corporate Relations until February 2004.

        John E. Reardon.    President of Tribune Broadcasting Company* since November 2005; Vice President of Tribune Broadcasting Company* from March 2004 until November 2005; Vice President and General Manager of KTLA-TV, Los Angeles* until March 2004.

        Scott C. Smith.    President of Tribune Publishing Company* since January 2005 and Publisher of Chicago Tribune Company* since October 2006; Chief Operating Officer of Tribune Publishing Company* from November 2004 until January 2005; President of Chicago Tribune Company* until November 2004.

*
A subsidiary or a division of Tribune Company.

  Tribune Employee Stock Ownership Plan

        The address of the Tribune Employee Stock Ownership Plan (the "ESOP") is c/o GreatBanc Trust Company, 1301 West 22nd Street, Suite 702, Oak Brook, Illinois 60523; telephone (630) 572-5121 or (630) 572-5120.

        The ESOP was newly formed by the Company on April 1, 2007, with an effective date of January 1, 2007, to enable eligible employees to acquire stock ownership interests in the Company by investing primarily in the Company's common stock. The ESOP is intended to be a qualified employee benefit plan under section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and an employee stock ownership plan within the meaning of section 4975(e)(7) of the Code. The ESOP is intended to invest primarily in the common stock of the Company, and is specifically permitted to invest up to 100% of its assets in the common stock of the Company.

        The Trustee of the ESOP is GreatBanc Trust Company. The address of the Trustee is 1301 West 22nd Street, Suite 702, Oak Brook, Illinois 60523; telephone (630) 572-5121 or (630) 572-5120.

        During the past five years, none of the ESOP or the Trustee has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws.

Exhibit Index

(a)(1)(A)*	Offer to Purchase, dated April 25, 2007.
(a)(1)(B)*	Letter of Transmittal including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(C)*	Notice of Guaranteed Delivery.
(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated April 25, 2007.
(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated April 25, 2007.
(a)(1)(F)*	Form of Summary Advertisement, dated April 25, 2007.
(a)(1)(G)*	Form of Letter From Tribune Company to Participants in the Tribune Company Employee Stock Purchase Plan, dated April 25, 2007.
(a)(1)(H)*	Form of Letter From the Northern Trust Company to Participants in the Tribune Company Retirement Plans, dated April 25, 2007.
(a)(5)(A)*	First Amended Complaint filed in the Superior Court of California, Los Angeles County, captioned Garamella v. FitzSimons, et al., Case No. BC362110, filed on April 4, 2007.
(a)(5)(B)*	Complaint filed in the Chancery Division of the Circuit Court of Cook County, Illinois, captioned Simpson v. Tribune Co., et al., Case No. 07CH9519, filed on April 5, 2007.
(a)(2)	Not Applicable.
(a)(3)	Not Applicable.
(a)(4)	Not Applicable.
(b)(1)(A)	Amended and Restated First Step Commitment Letter, dated as of April 5, 2007, by and among Tribune Company, J.P. Morgan Securities Inc., JPMorgan Chase Bank, N.A., Merrill Lynch Capital Corporation, Citigroup Global Markets Inc., Banc of America Securities LLC and Bank of America, N.A., incorporated by reference to Exhibit 10.10 of the Company's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 5, 2007.
(b)(1)(B)	Amended and Restated Second Step Commitment Letter, dated as of April 5, 2007, by and among Tribune Company, J.P. Morgan Securities Inc., JPMorgan Chase Bank, N.A., Merrill Lynch Capital Corporation, Citigroup Global Markets Inc., Banc of America Securities LLC, Banc of America Bridge LLC and Bank of America, N.A., incorporated by reference to Exhibit 10.11 of the Company's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 5, 2007.
(b)(2)(A)*	Exhibit A to Amended and Restated First Step Commitment Letter, dated as of April 5, 2007, by and among Tribune Company, J.P. Morgan Securities Inc., JPMorgan Chase Bank, N.A., Merrill Lynch Capital Corporation, Citigroup Global Markets Inc., Banc of America Securities LLC and Bank of America, N.A.
(b)(2)(B)*	Exhibit A to Amended and Restated Second Step Commitment Letter, dated as of April 5, 2007, by and among Tribune Company, J.P. Morgan Securities Inc., JPMorgan Chase Bank, N.A., Merrill Lynch Capital Corporation, Citigroup Global Markets Inc., Banc of America Securities LLC, Banc of America Bridge LLC and Bank of America, N.A.
(c)(1)*	Opinion of Morgan Stanley & Co. Incorporated, dated April 1, 2007 (included as Annex I to this Statement).
(c)(2)*	Opinion of Merrill Lynch & Co., dated April 1, 2007 (included as Annex II to this Statement).
(c)(3)*	Excerpt from financial analysis presentation materials, dated February 12, 2007, prepared by Merrill Lynch & Co. and Citigroup Global Markets Inc., for the Committee of Independent Directors of the Board of Directors of Tribune.

(c)(4)*	Excerpt from financial analysis presentation materials, dated February 24, 2007, prepared by Merrill Lynch & Co. and Citigroup Global Markets Inc., for the Committee of Independent Directors of the Board of Directors of Tribune.
(c)(5)*	Financial analysis presentation materials, dated March 21, 2007, prepared by Merrill Lynch & Co. and Citigroup Global Markets Inc., for the Committee of Independent Directors of the Board of Directors of Tribune.
(c)(6)*	Financial analysis presentation materials, dated March 30, 2007, prepared by Merrill Lynch & Co. and Citigroup Global Markets Inc., for the Committee of Independent Directors of the Board of Directors of Tribune.
(c)(7)*	Financial analysis presentation materials, dated March 21, 2007, prepared by Morgan Stanley & Co. Incorporated, for the Committee of Independent Directors of the Board of Directors of Tribune.
(c)(8)*	Financial analysis presentation materials, dated March 30, 2007, prepared by Morgan Stanley & Co. Incorporated, for the Committee of Independent Directors of the Board of Directors of Tribune.
(c)(9)*	Financial analysis presentation materials, dated March 30, 2007, prepared by Morgan Stanley & Co. Incorporated, for the Committee of Independent Directors of the Board of Directors of Tribune.
(c)(10)*	Financial analysis presentation materials, dated April 1, 2007, prepared by Morgan Stanley & Co. Incorporated, for the Committee of Independent Directors of the Board of Directors of Tribune.
(d)(1)	Agreement and Plan of Merger, dated as of April 1, 2007, by and among Tribune Company, Tesop Corporation, GreatBanc Trust Company, not in its individual or corporate capacity, but solely as trustee of the Tribune Employee Stock Ownership Trust, which forms a part of the Tribune Employee Stock Ownership Plan and EGI-TRB, L.L.C. (solely for the limited purposes of Section 8.12 thereof), incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 5, 2007.
(d)(2)	Registration Rights Agreement, dated as of April 1, 2007, by and among Tribune Company, EGI-TRB, L.L.C. and GreatBanc Trust Company, not in its individual or corporate capacity, but solely as trustee of the Tribune Employee Stock Ownership Trust, which forms a part of the Tribune Employee Stock Ownership Plan, incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 5, 2007.
(d)(3)	Registration Rights Agreement, dated as of April 1, 2007, by and between Tribune Company and each of Chandler Trust No. 1 and Chandler Trust No. 2, incorporated by reference to Exhibit 4.2 of the Company's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 5, 2007.
(d)(4)	Securities Purchase Agreement, dated as of April 1, 2007, by and among Tribune Company, EGI-TRB, L.L.C. and Samuel Zell, incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 5, 2007.
(d)(5)	Form of Subordinated Exchangeable Promissory Note of Tribune Company, incorporated by reference to Exhibit 10.3 of the Company's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 5, 2007.
(d)(6)	Form of Subordinated Promissory Note of Tribune Company, incorporated by reference to Exhibit 10.4 of the Company's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 5, 2007.
(d)(7)	Form of Warrant Agreement, incorporated by reference to Exhibit 10.5 of the Company's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 5, 2007.

(d)(8)	ESOP Purchase Agreement, dated as of April 1, 2007, by and between Tribune Company and GreatBanc Trust Company, not in its individual or corporate capacity, but solely as trustee of the Tribune Employee Stock Ownership Trust, a separate trust created under the Tribune Employee Stock Ownership Plan, incorporated by reference to Exhibit 10.6 of the Company's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 5, 2007.
(d)(9)	ESOP Loan Agreement, dated as of April 1, 2007, by and between Tribune Company and GreatBanc Trust Company, not in its individual or corporate capacity, but solely as trustee of the Tribune Employee Stock Ownership Trust, which implements and forms a part of the Tribune Employee Stock Ownership Plan, incorporated by reference to Exhibit 10.7 of the Company's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 5, 2007.
(d)(10)	ESOP Note, dated as of April 1, 2007, executed by GreatBanc Trust Company, not in its individual or corporate capacity, but solely in its capacity as trustee of the Tribune Employee Stock Ownership Trust, which implements and forms a part of the Tribune Employee Stock Ownership Plan in favor of Tribune Company, incorporated by reference to Exhibit 10.8 of the Company's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 5, 2007.
(d)(11)	ESOP Pledge Agreement, dated as of April 1, 2007, between the Company and GreatBanc Trust Company, not in its individual or corporate capacity but solely in its capacity as trustee of the Tribune Employee Stock Ownership Trust which forms a part of the Tribune Employee Stock Ownership Plan, incorporated by reference to Exhibit 10.9 of the Company's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 5, 2007.
(d)(12)	Investor Rights Agreement, dated as of April 1, 2007, by and among Tribune Company, EGI-TRB, L.L.C. and GreatBanc Trust Company, not in its individual or corporate capacity, but solely as trustee of the Tribune Employee Stock Ownership Trust, which forms a part of the Tribune Employee Stock Ownership Plan, incorporated by reference to Exhibit 10.12 of the Company's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 5, 2007.
(d)(13)	Voting Agreement, dated as of April 1, 2007, by and among Tribune Company, and each of Chandler Trust No. 1 and Chandler Trust No. 2, incorporated by reference to Exhibit 10.13 of the Company's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 5, 2007.
(d)(14)	Tribune Employee Stock Ownership Plan, incorporated by reference to Exhibit 10.14 of the Company's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 5, 2007.
(d)(15)	Tribune Employee Stock Ownership Trust, dated April 1, 2007, by and between Tribune Company and GreatBanc Trust Company, not in its individual or corporate capacity, but solely as trustee of the Tribune Employee Stock Ownership Trust, incorporated by reference to Exhibit 10.15 of the Company's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 5, 2007.
(d)(16)	Rights Agreement between Tribune Company and First Chicago Trust Company of New York, as Rights Agent, dated as of December 12, 1997, incorporated by reference from Exhibit 4.1 of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 1 to Current Report on Form 8-K, dated December 12, 1997.

(d)(17)	Amendment No. 1, dated as of June 12, 2000, to the Rights Agreement between Tribune Company and First Chicago Trust Company of New York, as Rights Agent, incorporated by reference from Exhibit 4.1 of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 4.1 to Current Report on Form 8-K, dated June 12, 2000.
(d)(18)	Amendment No. 2, dated as of September 21, 2006, to the Rights Agreement between Tribune Company and Computershare Trust Company, N.A. (formerly known as EquiServe Trust Company, N.A., formerly known as First Chicago Trust Company of New York), as Rights Agent, incorporated by reference from Exhibit 4.1 to Current Report on Form 8-K, dated September 21, 2006.
(d)(19)	Amendment No. 3, dated as of April 1, 2007, to the Rights Agreement between Tribune Company and Computershare Trust Company, N.A. (formerly known as EquiServe Trust Company, N.A., formerly known as First Chicago Trust Company of New York), as Rights Agent, as amended by Amendment No. 1, dated as of June 12, 2000, and Amendment No. 2, dated as of September 21, 2006, incorporated by reference to Exhibit 4.3 of the Company's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 5, 2007.
(d)(20)	Tribune Company Supplemental Retirement Plan, as amended and restated October 18, 2006, incorporated by reference from Exhibit 10.1 of the Company's Form 10-K for the fiscal year ended December 31, 2006, as filed with the Securities and Exchange Commission on February 26, 2007, incorporating by reference from Exhibit 10.3 to Current Report on Form 8-K, dated October 18, 2006.
(d)(21)	Tribune Company Directors' Deferred Compensation Plan, as amended and restated effective as of January 1, 2005, incorporated by reference from Exhibit 10.2 of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.2 to Current Report on Form 8-K, dated December 22, 2005.
(d)(22)	The Times Mirror Company Deferred Compensation Plan for Non-Employee Directors, incorporated by reference from Exhibit 10.3 of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.7 to The Times Mirror Company's Annual Report on Form 10-K as filed March 29, 1995.
(d)(23)	Tribune Company Bonus Deferral Plan, as amended and restated as of October 18, 2006, incorporated by reference from Exhibit 10.4 of the Company's Form 10-K for the fiscal year ended December 31, 2006, as filed with the Securities and Exchange Commission on February 26, 2007, incorporating by reference from Exhibit 10.1 to Current Report on Form 8-K, dated October 18, 2006.
(d)(24)	Tribune Company 1992 Long-Term Incentive Plan, effective as of April 29, 1992, as amended April 19, 1994, incorporated by reference from Exhibit 10.5 of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.11 to Annual Report on Form 10-K as filed March 22, 1995.
(d)(25)	First Amendment to Tribune Company 1992 Long-Term Incentive Plan, effective October 24, 2000, incorporated by reference from Exhibit 10.5a of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.6a to Annual Report on Form 10-K as filed March 27, 2001.

(d)(26)	Tribune Company Executive Financial Counseling Plan, effective October 19, 1988, as amended January 1, 1994, incorporated by reference from Exhibit 10.6 of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.13 to Annual Report on Form 10-K as filed March 23, 1994.
(d)(27)	Tribune Company Transitional Compensation Plan for Executive Employees, amended and restated effective as of July 19, 2006, incorporated by reference from Exhibit 10.7 of the Company's Form 10-K for the fiscal year ended December 31, 2006, as filed with the Securities and Exchange Commission on February 26, 2007.
(d)(28)	Tribune Company Supplemental Defined Contribution Plan, as amended and effective as of October 18, 2006, incorporated by reference from Exhibit 10.8 of the Company's Form 10-K for the fiscal year ended December 31, 2006, as filed with the Securities and Exchange Commission on February 26, 2007, incorporating by reference from Exhibit 10.2 to Current Report on Form 8-K, dated October 18, 2006.
(d)(29)	Tribune Company Employee Stock Purchase Plan, as amended and restated July 27, 1999, incorporated by reference from Exhibit 10.9 of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.10 to Annual Report on Form 10-K as filed March 16, 2000.
(d)(30)	First Amendment to Tribune Company Employee Stock Purchase Plan, as amended and restated July 27, 1999, incorporated by reference from Exhibit 10.9a of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.10a to Quarterly Report on Form 10-Q for the quarter ended September 24, 2000.
(d)(31)	Second Amendment to Tribune Company Employee Stock Purchase Plan, effective as of May 7, 2002, incorporated by reference from Exhibit 10.9b of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.8b to Annual Report on Form 10-K as filed March 12, 2003.
(d)(32)	Tribune Company 1995 Non-employee Director Stock Option Plan, as amended and restated effective December 9, 2003, incorporated by reference from Exhibit 10.10 of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.9 to Annual Report on Form 10-K as filed February 27, 2004.
(d)(33)	Tribune Company 1996 Non-employee Director Stock Compensation Plan, as amended and restated effective January 1, 2005, incorporated by reference from Exhibit 10.11 of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.4 to Current Report of Form 8-K dated December 22, 2005.
(d)(34)	Tribune Company Incentive Compensation Plan, as amended and restated effective May 12, 2004, incorporated by reference from Exhibit 10.12 of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.1 to Quarterly Report on Form 10-Q for the quarter ended June 27, 2004.
(d)(35)	Form of Notice of Grant and Stock Option Term Sheet, incorporated by reference from Exhibit 10.12a of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.1 to Current Report on Form 8-K dated February 11, 2005.

(d)(36)	Form of Restricted Stock Unit Award Notice, incorporated by reference from Exhibit 10.12b of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.1 to Current Report on Form 8-K dated February 21, 2006.
(d)(37)	The Times Mirror Company 1997 Directors Stock Option Plan, incorporated by reference from Exhibit 10.13 of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.15 to The Times Mirror Company's Annual Report on Form 10-K as filed March 18, 1997.
(d)(38)	Limited Liability Company Agreement of TMCT, LLC, dated August 8, 1997, incorporated by reference from Exhibit 10.14 of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.1 to The Times Mirror Company's Current Report on Form 8-K, dated August 8, 1997.
(d)(39)	Lease Agreement between TMCT, LLC and Times Mirror, dated August 8, 1997, incorporated by reference from Exhibit 10.15 of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.4 to The Times Mirror Company's Current Report on Form 8-K, dated August 8, 1997.
(d)(40)	Amended and Restated Limited Liability Company Agreement of TMCT II, LLC, dated September 3, 1999, incorporated by reference from Exhibit 10.16 of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.1 to The Times Mirror Company's Current Report on Form 8-K, dated September 3, 1999.
(d)(41)	First Amendment to Amended and Restated Limited Liability Agreement of TMCT II, LLC, dated as of August 14, 2000, incorporated by reference from Exhibit 10.16a of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.17a to Annual Report on Form 10-K as filed March 27, 2001.
(d)(42)	Second Amendment to Amended and Restated Limited Liability Agreement of TMCT II, LLC, dated as of August 1, 2002, incorporated by reference from Exhibit 10.16a of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.14b to Annual Report on Form 10-K, as filed March 12, 2003.
(f)	Not Applicable.
(g)	Not Applicable.
(h)	Not Applicable.

*
Filed herewith.

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INTRODUCTION
SIGNATURE
SCHEDULE I
Exhibit Index